UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 13, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: May 17, 2010

Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

TASEKO ANNOUNCES FIRST QUARTER 2010 EARNINGS RESULTS

May 13, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2010. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars.

For the quarter ended March 31, 2010, the Company reports an operating profit of $33.1 million and earnings before tax and other items of $14.3 million, compared to an operating profit of $6.6 million for the quarter ended March 31, 2009. Other items include a gain on the contribution to the Joint Venture of $97.4 million and an unrealized (non-cash) marked-to-market gain attributable to derivative instruments related to the copper hedging program of $7.5 million.

Revenue for the quarter was $75.5 million from the sale of 20.5 million pounds of copper and 210,000 pounds of molybdenum at an average realized price of US$3.31 per pound for copper and US$19.68 per pound for molybdenum.

Russell Hallbauer, President and CEO of Taseko commented, "A combination of improved production performance at Gibraltar, increased copper pricing and the unwinding of our copper hedges has resulted in strong quarterly earnings. With the copper price cap on our hedges increasing to US$3.95 as of June, Gibraltar's cash flow generating ability will be substantially increased. Even though recent economic news has negatively affected the price of copper, the current price of approximately US$3.25 per pound is more than double the price just 15 months ago. Longer-term, industry analysts are expecting the lack of new copper capacity to cause a supply deficit, which would put significant upward pressure on copper prices."

Mr. Hallbauer continued, "With roughly $200 million cash on hand, zero debt, $350 million from the gold stream sale announced yesterday, plus future Gibraltar cash flow, we have secured most of the cash required to build our Prosperity gold-copper project. The federal public hearings concluded last week and we remain confident that the Federal Cabinet will grant approval for the development of Prosperity. I continue to believe that the full value of Prosperity is not recognized in Taseko's stock price. But, as we continue to de-risk the project, I am certain that this will change and ultimately our shareholders will be rewarded."

Highlights

Gibraltar Production and Sales

•Copper in concentrate sales volume in the three months ended March 31, 2010 was 20.4 million pounds compared to 17.8 million pounds of copper in concentrate sold during the three months ended March 31, 2009.

•Copper cathode sales volume in the three months ended March 31, 2010 was 0.1 million pounds compared to 0.7 million pounds in the three months ended March 31, 2009.

•The average price realized for sales of copper during the period was US$3.31 per pound, compared to US$1.61 per pound realized in the three months ended March 31, 2009.

•Molybdenum in concentrate sales volume in the three months ended March 31, 2010 was 210,000 pounds compared to 230,000 pounds sold in the three months ended March 31, 2009.

•The average price realized for sales of molybdenum for the three months ended March 31, 2010 was US$19.68 per pound, compared to US$8.38 per pound realized in the three months ended March 31, 2009.

The following table is a summary of operating statistics:
	Three months ending March 31, 2010	Three months ending March 31, 2009
Total tons mined (millions)[1]	11.5	6.9
Tons of ore milled (millions)	3.6	3.2
Stripping ratio	2.2	1.0
Copper grade (%)	0.355	0.368
Molybdenum grade (%Mo)	0.014	0.010
Copper recovery (%)	89.8	82.3
Molybdenum recovery (%)	21.5	30.8
Copper production (million lbs)[2]	23.2	19.9
Molybdenum production (thousands lb)	194	187
Foreign Exchange ($C/$US)	1.04	1.24
Copper production costs, net of by-product credits[3], per lb of copper	US$1.20	US$0.90
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.34	US$0.28
Total cash costs of production per lb of copper	US$1.54	US$1.18

1 Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 Copper production includes concentrate and cathode.
3 By-product credit is calculated on a three month total and averaged over the quarter.

Total tons mined was greater than the corresponding quarter in 2009 as a result of increased strip ratio. The mine moved back to the mine site average strip ratio based on continued strength in the price of copper. The higher operating cost was off-set by an increase in copper production related to the improved copper recovery. Molybdenum recovery was negatively affected by the circuit changes which improved the copper recovery; Gibraltar metallurgical staff are confident that this issue can be resolved. Increased strength in the Canadian dollar against the US dollar attributed $0.25/lb to the increase in cost of copper production.

Fixed Infrastructure Upgrades and Installations

As at the date of the MD&A, construction is 100% complete on the new in-pit 60-inch by 89-inch crusher and conveyor system, which is currently being commissioned. This new system will reduce operating costs and improve mine productivity by replacing the smaller original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the current single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press are planned to be completed in the second and third quarters of 2010, respectively. This equipment will reduce operating costs, provide a more stable operating platform, and be able to handle higher volumes expected as the mill throughput increases.

Detailed engineering is complete and procurement and construction will begin in the second quarter on a SAG mill direct feed system. This new set up is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. Completion of construction of the direct feed system is expected in the fourth quarter of 2010.

Prosperity

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

The Ministry of Environment of British Colu mbia accepted Taseko's Environmental Assessment report on March 13, 2009 and proceeded under provisions of the Environmental Assessment Act with an Environmental Assessment Office ("EAO") led review of this Project in a coordinated manner with the Canadian Environmental Assessment Agency ("CEAA") on their respective provincial and federal environmental assessment processes.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the provincial government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application is planned to be submitted to the Ministry of Energy, Mines, and Petroleum Resources during the second quarter.

The federal process, conducted by a three-person Panel operating under defined Terms of Reference, is required to be complete in a timely and efficient manner. The public hearings were held over a seven week period and concluded on May 3, 2010. Details of the hearings are available on the CEAA website and the Company's closing submission is posted on the Taseko website www.tasekomines.com under Events and the Prosperity Project website www.prosperityproject.ca under What's New. The Federal Panel will submit its findings to the Federal Minister of Environment for a decision, with the process expected to be completed by mid 2010.

Taseko will host a conference call on Friday, May 14, 2010 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until May 21, 2010 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 69896437.

For further information contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•          uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•          uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•          uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•          changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•          the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•          the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•          the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.